
07054859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 01 2007
WASH. D.C.
161
SECTION

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Summit Resources Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Western Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Paladin Resources Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

David Berrie
Executive Director - Corporate
Summit Resources Limited
15 Rheola Street, West Perth WA 6005, Australia
+61 8 9322 9100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 15, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

1. Bidder's Statement, with attachments*
2. Second Supplementary Bidder's Statement**
3. Letter to shareholders and Notice of Variation of Offer***
4. Letter to shareholders and Acceptance Form****
5. Letter to shareholders and notice of automatic extension of offer period

* Previously furnished on Form CB on March 16, 2007.
** Previously furnished on Form CB (Amendment No. 1) on March 23, 2007.
*** Previously furnished on Form CB (Amendment No. 2) on April 16, 2007.
**** Previously furnished on Form CB (Amendment No. 3) on April 23, 2007.

Item 2. **Informational Legends**

See cover page of the Letter to shareholders.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Paladin Resources Ltd on March 16, 2007.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PALADIN RESOURCES LTD



Dated: April 30, 2007

Name: Mr John Borshoff
Title: Managing Director

PALADIN RESOURCES LTD
OFFER TO PURCHASE ALL OUTSTANDING ORDINARY SHARES OF SUMMIT RESOURCES LIMITED

INFORMATION FOR U.S. SHAREHOLDERS OF SUMMIT RESOURCES LIMITED

APRIL 27, 2007

Your address shown in the register of members of Summit is in the United States. Paladin intends to rely on Rule 802 of the Securities Act of 1933 (US) to permit it to issue Paladin Shares in exchange for Summit Shares under its Offer to Summit shareholders with registered addresses in the United States. Accordingly, if you accept Paladin's Offer, you will not be treated as a Foreign Shareholder (as that term is defined in the Bidder's Statement) and Your Summit Shares will not be sold under the nominee process described in section 13.7 of the Bidder's Statement. You will receive Paladin Shares as consideration for Your Summit Shares.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.



PALADIN RESOURCES LTD

A.C.N. 061 681 098

GRAND CENTRAL 1ST FLOOR, 26 RAILWAY ROAD
SUBIACO WESTERN AUSTRALIA 6008
PO BOX 201, SUBIACO WESTERN AUSTRALIA 6904

TELEPHONE: (+61 8) 9381 4366 FAX: (+61 8) 9381 4978
EMAIL: paladin@paladinresources.com.au
Web: www.paladinresources.com.au

[insert name]
[insert address]

27 April 2007

Dear Summit shareholder

Automatic extension of offer period for Paladin Resources Ltd takeover bid

The takeover bid by Paladin Resources Ltd (**Paladin**) for all the fully paid ordinary shares in Summit Resources Limited has been automatically extended by 14 days as a result of Paladin's voting power in Summit increasing to more than 50%.

If you accept the offer, you will receive one Paladin share for every 1.67 Summit shares you hold. The offer is unconditional, and we have accelerated payment terms, so that if you accept, you will receive your Paladin shares within 3 business days of the date of acceptance.

The offer is now scheduled to close at 5:00pm (Perth, Western Australia time) on 11 May 2007 (unless further extended). A formal notice of extension required by the *Corporations Act 2001* (Cth) is enclosed.

You may lodge your acceptance by fax*:

- (08) 9323 2033 from within Australia
- +61 8 9323 2033 from outside Australia.

If you have any queries in relation to how to accept the takeover bid or any other matter relating to the takeover, please contact the Paladin shareholder information line toll free on 1800 651 091 (callers in Australia) or +61 8 6263 0832 (callers outside Australia). For legal reasons, calls to these numbers will be recorded.

You may have seen that Areva has acquired a 10.46% shareholding in Summit. Areva has stated that it has no present intention to make a full takeover bid for Summit. **The directors of Summit continue to unanimously recommend that shareholders ACCEPT Paladin's offer and have accepted in respect of their own holdings.** In light of Paladin gaining control of Summit and Areva's new shareholding, Summit shareholders who do not accept Paladin's offer risk becoming minority shareholders.

We urge you to **ACCEPT** the offer without delay and look forward to welcoming you as a shareholder of Paladin.

Yours faithfully
Paladin Resources Ltd

JOHN BORSHOFF
Managing Director

* If your Acceptance Form is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received before the end of the Offer Period, but you will not be entitled to receive the consideration to which you are entitled until your original Acceptance Form is received at one of the addresses shown on the Acceptance Form (section 13.3(e)(3) of the Bidder's Statement).

Paladin Resources Ltd
ABN 47 061 681 098

Notice of automatic extension of offer period – section 624(2) of the *Corporations Act 2001* (Cth)

To: **Summit Resources Limited ABN 86 009 474 775 ('Summit')**

The holders of fully paid ordinary shares in Summit who have not accepted an offer under the off-market takeover bid by Paladin Resources Ltd

Paladin Resources Ltd (**Paladin**) has made offers under an off-market takeover bid for all the fully paid ordinary shares in Summit (**Offers**). The Offers are contained in a bidder's statement dated 27 February 2007 (**Bidder's Statement**).

By notice dated 12 April 2007, Paladin improved the consideration under the Offers. As result of the operation of subsection 624(2) of the *Corporations Act 2001* (Cth), the offer period was automatically extended so that it was scheduled to close at 5:00pm (Perth, Western Australia time) on 27 April 2007.

For the purposes of subsection 624(2) of the *Corporations Act 2001* (Cth), Paladin gives notice that:

1. within the last seven days of the offer period, its voting power in Summit increased to more than 50%; and
2. as a result of that increase and the operation of subsection 624(2) of the *Corporations Act 2001* (Cth), the offer period has been automatically extended so that it is now scheduled to close 14 days after the event referred to in paragraph 1 above. Accordingly, the offer period for the Offers is now scheduled to close at 5:00pm (Perth, Western Australia time) on 11 May 2007 (unless further extended).

As a result of the above, the Bidder's Statement (as varied by notice dated 12 April 2007) is varied by replacing '27 April 2007' with '11 May 2007' in:

1. section 13.2(a) of the Bidder's Statement; and
2. in each place where the closing date for the Offer is specified in the Bidder's Statement or the Acceptance Form.

Date: 27 April 2007

END